

June 19, 2014

Via E-mail
Mr. Neal Allen
President and Chief Executive Officer
Dominovas Energy Corporation
302-1912 Enterprise Way
Kelowna, B.C. Canada V1V 9S9

> **Re:** **Dominovas Energy Corporation**
> **Amendment No. 1 to Form 8-K**
> **Filed June 2, 2014**
> **File No. 0-51736**

Dear Mr. Allen:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure at page 8 of your Form 8-K and elsewhere therein that you are an emerging growth company. Please tell us why you believe you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. In that regard, we note in particular that your registration statement on Form SB-2 was declared effective January 18, 2006, and that it related to an offering of common stock for resale by selling shareholders. Please explain to us when the first sale occurred pursuant to that offering. Refer to the Jumpstart Our Business Startups Act Frequently Asked Questions, available on the SEC's website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm, and especially Question 2.

2.	Please revise your Form 8-K to provide interim financial statements of Dominovas Technologies LLC for the quarter ended November 30, 2013 and pro forma financial statements, consistent with the guidance in Rule 8-04 and Rule 8-05 of Regulation S-X. We note your intent to file pro forma financial statements "as soon as such financial statements are available." Please note that pursuant to Items 2.01(f), 5.01(a)(8) and 9.01(c) of Form 8-K, the financial statements required to be filed by a registrant that was a shell company "must be filed in the initial report." Please disclose your rationale in identifying the accounting acquirer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc:	Frederick Bauman